Confidential Treatment Requested by Pfizer Inc.

Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

September 2, 2011

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY PFIZER INC WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 12, 2011

File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 5, 2011, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-03619) (the “Form 10-K”), and Pfizer’s Form 10-Q filed with the Commission on May 12, 2011 for the quarterly period ended April 3, 2011 (SEC File No. 001-03619).

Set forth below is the heading and text of each comment followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010
Exhibit 13
Financial Condition, Liquidity and Capital Resources, page 41

1.
We note your proposed expanded disclosure in response to prior comment two. We continue to believe that you should provide enhanced liquidity discussion to disclose the amount, rather than merely saying it is significant, of investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. Please provide us revised proposed disclosure to be included in future periodic reports.

Confidential Treatment Requested by Pfizer Inc.

Response

In consideration of the Staff’s continuing concerns about the amount of cash and investments held by our foreign subsidiaries, we propose to provide, to the extent applicable, substantially the following additional disclosure in the liquidity section in Management’s Discussion and Analysis in future periodic reports, commencing with the first such report after we receive the Staff’s concurrence with our proposed approach:

In the Selected Measures of Liquidity and Capital Resources section of Management’s Discussion and Analysis (on page 42 of our 2010 Financial Report), marked to show the added disclosure:

“The increase in cash and cash equivalents and short-term investments and loans, as of December 31, 2010, compared to December 31, 2009, was primarily due to operating cash flows, partially offset by the use of proceeds of short-term investments for repayment of short-term borrowings and for tax payments made in 2010, associated mainly with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside the U.S. The change in working capital and the ratio of current assets to current liabilities was due to the timing of accruals, cash receipts and payments in the ordinary course of business.

Many of our operations are conducted outside the U.S. and significant portions of our cash, cash equivalents and short-term investments are held internationally. As of December 31, 2010, our total financial assets on a worldwide basis were $38.2 billion, including $28.0 billion of cash, cash equivalents and short-term investments. We generally hold approximately [***]1 of these short-term funds in U.S. tax jurisdictions. The amount of funds held in the U.S. can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of our ongoing liquidity assessments, we regularly monitor the mix of domestic and international cash flows (both inflows and outflows). Repatriation of overseas funds can result in additional U.S. federal, state and local income tax payments. We record U.S. deferred tax liabilities for certain unremitted earnings, but when amounts earned overseas are expected to be permanently reinvested outside the U.S., no accrual for U.S. taxes is provided (see Notes to Condensed Consolidated Financial Statements––Note 7C. Taxes on Income: Deferred Taxes).

We are also monitoring developments regarding government receivables in several European markets. Where necessary, we will continue to adjust our allowance for doubtful accounts.

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We funded our business-development transactions that closed in the fourth quarter of 2010 with available cash and the proceeds from short-term investments, and we did the same in connection with the completion of our tender offer for the shares of King in January 2011. For additional information about these transactions, see the “Our Business Development Initiatives” section of this Financial Review.”

Notes to Consolidated Financial Statements
19. Legal Proceedings and Contingencies, page 98
B. Product Litigation, page 102

2.
With regard to comment eight, we believe the quantitative disclosures outside of the financial statements specified in SAB Topic 5Y Question 3 should be made relating to aggregate claims related to product liability, such as aggregate settlement costs, number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. We also believe that historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity should also be disclosed pursuant to the SAB. Please provide us proposed disclosure to be included in future periodic reports addressing all of these disclosures.

Response

Historical and Anticipated Product Liability Costs and Historical and Expected Trends and Their Reasonably Likely Effect on Operating Results and Liquidity

In determining what disclosures regarding loss contingencies may be necessary outside of our financial statements with respect to our Hormone Replacement Therapy (HT) litigation, we considered:

▪	The requirements of Regulation S-K, Item 101––Description of Business.

▪
The requirements of Regulation S-K, Item 103––Legal Proceedings, and, specifically, that Item 103 states that “no information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.” (For the Staff’s reference, 10% of Pfizer’s current assets as of July 3, 2011 was about $6.0 billion.)

▪	The requirements of Regulation S-K, Item 303––Management's Discussion and Analysis of Financial Condition and Results of Operations.

▪	The examples of possible disclosures provided in SAB Topic 5Y Question 3, with respect to product litigation.

▪	The nature of our HT litigation as well as our limited knowledge about the profile of the population of unresolved cases and the likelihood of additional claims being asserted in the future.

▪
Various financial statement measures related to our balance sheet, results of operations, cash flows and liquidity. To assist the Staff in its review, below are certain measures for reference purposes––as of and for the six months ended July 3, 2011 and as of and for the years ended December 31, 2010 and 2009, respectively:

Confidential Treatment Requested by Pfizer Inc.

-	Our total assets were $195.9 billion, $195.0 billion and $212.9 billion

-	Our current assets were $60.5 billion, $61.0 billion and $61.7 billion

-	Our working capital was $30.0 billion, $32.4 billion and $24.4 billion

-	Our short-term net financial assets were $20.0 billion, $22.9 billion and $21.7 billion

-	Our total shareholders’ equity was $89.0 billion, $88.3 billion and $90.4 billion

-	Our operating cash flows were $10.5 billion (six months), $11.5 billion (full year) and $16.6 billion (full year)

-	Our income from continuing operations was $4.8 billion (six months), $8.3 billion (full year) and $8.6 billion (full year)

Based on our consideration of all of the above, we do not believe that any additional disclosures concerning our HT litigation are required outside of our financial statements.  Further, as explained in more detail below, we believe that we have provided the readers of our financial statements with an appropriate level of quantitative and qualitative information with respect to the HT litigation, both within and outside of the financial statements, about historical and anticipated product liability costs and historical and expected trends of these amounts and their reasonably likely effects on our operating results and liquidity, as suggested by SAB Topic 5Y Question 3, with respect to product liability.

Specifically, with respect to the product liability aspects of SAB Topic 5Y Question 3:

▪	The SAB: Asks registrants to consider the requirements of Items 101 (Description of Business), 103 (Legal Proceedings), and 303 (MD&A) of Regulation S-K.

Pfizer Comment: We have considered all of these requirements in preparing our disclosures. In that regard, in our Second Quarter 2011 Form 10-Q, we have disclosed (i) that any of our contingencies could have a material adverse effect on our results of operations or cash flows in any particular period (p. 19, with emphasis added), (ii) that we believe that none of them will have a material adverse effect on our financial position (pp. 19 and 76) and (iii) that we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future (p. 72). Further, we have concluded that the unresolved HT cases will not have a material effect on our business, operations or liquidity and do not meet the materiality threshold of Item 103 of Regulation S-K, which governs the disclosure of legal proceedings outside of the financial statements.

▪
The SAB: Notes that the availability of insurance, indemnification, or contribution may be relevant in determining whether the criteria for disclosure have been met with respect to a contingency and suggests that a registrant’s assessment in this regard should include consideration of facts such as the periods in which claims for recovery may be realized, the likelihood that the claims may be contested, and the financial condition of third parties from which recovery is expected.

Pfizer Comment: We have considered the 1989 interpretative release referenced in the SAB. In that regard, in our 2010 Financial Report in Notes to Consolidated Financial Statements––Note 18. Insurance, we have disclosed that “the amount of self-insurance may be significant” (p. 98) and that “the cost and availability of [insurance] coverage have resulted in self-insuring certain exposures, including product liability” (p. 98). As such, our HT disclosures are not impacted by any consideration of recovery from third parties.

Confidential Treatment Requested by Pfizer Inc.

▪	The SAB: Suggests disclosing the nature of personal injury or property damages alleged by claimants.

Pfizer Comment: We have disclosed the nature of the claims; please see pages 27-28 in our Second Quarter 2011 condensed consolidated financial statements in Form 10-Q in Notes to Condensed Consolidated Financial Statements––Note 14B. Legal Proceedings and Contingencies: Product Litigation – Hormone-Replacement Therapy.

▪	The SAB: Suggests disclosing aggregate settlement costs by type of claim.

Pfizer Comment: In our Second Quarter 2011 condensed consolidated financial statements in Form 10-Q in Notes to Condensed Consolidated Financial Statements––Note 14. Legal Proceedings and Contingencies, we have disclosed that we had accrued approximately $550 million, through July 3, 2011, for HT litigation settlements, agreements to settle and plaintiff verdicts (p. 27).

▪	The SAB: Suggests disclosing the related costs of administering and litigating claims.

Pfizer Comment: The ongoing costs are not material to Pfizer.  As discussed in our response to Item 3 below, we have had a limited number of cases proceed to trial or be set for trial.  Further, discovery is underway for only a small number of cases.

▪	The SAB: Suggests that disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular claims may be necessary if they are individually material.

Pfizer Comment: No particular claim in our HT litigation is individually material to Pfizer. In the aggregate, we have provided the amounts recorded for actions that have been the subject of settlements, settlement agreements and verdicts in favor of plaintiffs, and the amounts accrued for the minimum expected costs to resolve all of the outstanding HT claims. (In addition, we have disclosed that we cannot estimate the amount of reasonably possible loss in excess of amounts accrued.)

▪
The SAB: Suggests that if the contingency involves a large number of relatively small individual claims of a similar type, such as personal injury from exposure to asbestos, disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary.

Pfizer Comment: Although our HT litigation does involve numerous claims, we do not believe that the overall population of cases is of a “similar type.” We note, specifically, that with respect to the asbestos reference in the SAB, the underlying facts differ much more from case to case in HT litigation than in asbestos litigation. This is particularly true with respect to the issue of causation. Please see the section below entitled “Large Number of Relatively Small Individual Claims of a Similar Type” where we address the question of “similar type” in more detail.

Confidential Treatment Requested by Pfizer Inc.

However, even though we believe that our HT litigation does not involve “individual claims of a similar type,” we have, nevertheless, disclosed in our Second Quarter 2011 condensed consolidated financial statements in Form 10-Q in Notes to Condensed Consolidated Financial Statements––Note 14. Legal Proceedings and Contingencies (p. 27) that:

-	With respect to settlements, agreements to settle and plaintiff verdicts, we have recorded aggregate charges of about $550 million through July 3, 2011;

-	We have settled, or entered into definitive agreements or agreements-in-principle to settle, approximately 41% of the HT litigation cases filed; and

-
With respect to the unresolved cases, we have recorded a charge of approximately $280 million that provides for the minimum expected costs to resolve those cases (consistent with our current ability to quantify such future costs).

[***]2

We believe that the information that we have provided enables the readers of our financial statements to understand the quantitative magnitude of the resolved HT claims and assists them in making determinations about the possible relationship of such resolved claims to the total population of the HT claims, which we believe fulfills, in substance, the purpose of the aforementioned disclosure suggested by the SAB. We have also provided our estimate of the minimum expected costs to resolve all of the outstanding HT claims.

▪	The SAB: Suggests that the disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.

Pfizer Comment: Our Second Quarter 2011 Form 10-Q includes information to assist readers in understanding the historical and expected trends in our HT litigation and their reasonably likely effects on operating results and liquidity, to the extent that such costs can be anticipated. Specifically, we have disclosed that:

-	We do not believe that any of our litigation will have a material adverse effect on our financial position (pp. 19 and 76);

-
Although we believe we have substantial defenses in all of our pending litigation, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows in any particular period (emphasis added) (p. 19);

-
The HT litigation involves numerous lawsuits in various federal and state courts, including individual cases, statewide class actions and a multi-district litigation (MDL), as well as a nationwide class action in Canada (p. 27);

-
We have prevailed in many of the HT litigation actions that have been resolved to date, whether by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment notwithstanding the verdict; a number of these cases have been appealed by the plaintiffs (p. 27);

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-	With respect to settlements, agreements to settle and plaintiff verdicts, we have recorded aggregate charges of about $550 million, through July 3, 2011 (p. 27);

-	We have settled, or entered into definitive agreements or agreements-in-principle to settle, approximately 41% of the HT litigation cases filed (p. 27);

-
With respect to unresolved cases, we have recorded a charge of approximately $280 million that provides for the minimum expected costs to resolve the cases (consistent with our current ability to quantify such future costs) (p. 27);

-
The amounts recorded as of the reporting date (July 3, 2011) are estimates and, while we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies given the uncertainties inherent in product liability litigation, additional charges may be required in the future (p. 27), and

-	We continue to believe that we have the ability to meet our liquidity needs for the foreseeable future (p. 72).

Large Number of Relatively Small Individual Claims of a Similar Type

As noted above, SAB Topic 5Y Question 3 makes reference to contingencies that involve a “large number of relatively small individual claims of a similar type, such as personal injury from exposure to asbestos…” and offers disclosure suggestions for contingencies matching such a profile. Although our HT litigation does involve a large number of claims, we do not believe that the overall population of claims can be properly described as being of a “similar type.”

The SAB makes reference to asbestos litigation as an example of a contingency that involves a large number of relatively small individual claims of a similar type. Asbestos claims differ from HT claims in fundamental respects as the key issues in the HT litigation––medical causation and knowledge of the risk of breast cancer––are highly individualized issues.

For the Staff’s reference:

▪
In asbestos litigation, there is a “signature disease,” mesothelioma, which is only caused through exposure to asbestos and asbestos-containing products. In mesothelioma cases, there is little controversy regarding whether asbestos can cause the disease or whether a particular plaintiff’s mesothelioma was caused by exposure to asbestos; those issues are generally established from the start of any trial or settlement negotiation.

▪
As a result, in the vast majority of cases, an asbestos plaintiff’s individual medical history, family medical history and/or other “risk factors” for the disease are irrelevant to the resolution of his or her claim. From a medical causation perspective, one mesothelioma claim is highly similar to another.

▪
The fundamental issues contested in mesothelioma cases center on product identity: to which product or products was the plaintiff exposed; who manufactured that product or those products; and was the extent of that exposure likely to produce mesothelioma?

Confidential Treatment Requested by Pfizer Inc.

▪
Asbestos litigation does not involve a determination of the adequacy of detailed, FDA-approved warning labels or the nature of the discussions between plaintiff and prescribing physician regarding risks. In the majority of asbestos litigation, the manufacturer is strictly liable because there were no warnings given to anyone exposed to asbestos and/or asbestos-containing products.

▪
In summary, asbestos claims generally involve straightforward and highly similar claims, with little in the way of complex individual, medical and scientific issues playing a central role in the resolution of the cases.

In contrast, as described in our July 7, 2011 letter to the Staff (pp. 9, 20 and 21), for HT litigation, even when HT claims are related by the type of injury alleged (e.g. breast cancer, ovarian cancer, stroke, heart disease) and the treatment alleged (hormone-replacement therapy), the underlying facts (e.g., medical causation, family history, genetics, reliance on warnings, physician/patient interaction, analysis of labels, actual, provable injury, etc.) can differ significantly from case to case. Every HT case being litigated today involves contested issues of medical causation and knowledge of risk. These contested issues of causation make each case unique and fundamentally different from other cases.

Unlike mesothelioma, breast cancer, the injury alleged by approximately 90% of the plaintiffs in our HT litigation, is not a “signature disease;” in fact, it is the opposite. As we explained in our July 7, 2011 letter, there are several different types of breast cancer and multiple risk factors associated with the disease; with the exception of genetic mutations, the cause for the vast majority of breast cancers is not known (American Cancer Society). The issue of whether HT medicines are even a cause of breast cancer remains highly contested in every trial. Recently, the court in which the multi-district federal litigation is pending (MDL court) has ruled that there is inadequate scientific basis for plaintiffs to introduce evidence that short-term use of such medicines can cause breast cancer, and the MDL court has also ruled that estrogen-only containing products have not been established to cause breast cancer. The litigation concerning general causation issues continues.

In short, we do not believe that our HT litigation involves “relatively small individual claims of a similar type,” and, therefore, our HT litigation should not be viewed as being similar to asbestos or other claims where causation and the adequacy of warnings do not play a central role in the resolution of the cases.

In addition, the large disparity of verdict and settlement outcomes illustrates the dissimilarity of individual HT cases and the inherent unpredictability of our product liability profile. Underlying facts differ in significant ways from case to case (see above), and we have not been able to identify a meaningful correlation to the disparate outcomes. As noted in our July 7, 2011 letter (p. 21), within our HT litigation profile, even when we have had cases alleging similar types of injuries and taking place in the same court, with the same jury pool and involving seemingly similar claims, there have been very different outcomes.

Confidential Treatment Requested by Pfizer Inc.

Summary

We believe that Regulation S-K, Item 103. Legal Proceedings, which governs the disclosure of legal proceedings outside of the financial statements, does not require that we provide additional information outside of the financial statements with respect to our HT litigation beyond the disclosures that we have already provided, as described above. Also, we believe that the readers of our financial statements have the information necessary to understand the historical and anticipated product liability costs of the HT claims as well as the historical and expected trends of these amounts and their reasonably likely effect on our operating results and liquidity, to the extent that such trends or amounts can be anticipated or estimated. Further, we believe that we have provided information that, in substance, fulfills the purpose of the disclosures suggested by the SAB. Finally, we do not believe that the HT claims will have a material adverse effect on our financial position or liquidity, although an amount accrued or paid in a particular period may be material to that period’s financial results or cash flows. Accordingly, we do not believe that additional disclosures relating to HT claims would be material to a reader to understand Pfizer’s overall financial position, operating results or liquidity.

Form 10-Q for the Period Ended April 3, 2011
Notes to Condensed Consolidated Financial Statements
Note 14. Legal Proceedings and Contingencies, page 19

3.	We have reviewed your response to our comment eight, please address the following:

●
It is unclear why you did not record an accrual at December 31, 2010. Please clarify for us why the following information and other information in comparison to information you previously had enabled you to record an accrual in the current period:

●	the additional “inventory settlements” in the first quarter of 2011;
●	the considerable increase in the percentage of settlement amounts in the first quarter of 2011 that are within a relatively narrow range; and
●	the additional discovery and acquisition of verifiable data regarding unsettled cases subsequent to filing your 2010 From 10-K.

●
Provide us proposed disclosure to be included in future periodic reports showing a range of possible loss in excess of the amount accrued, given that you accrued the minimum expected cost you expect to incur to resolve all of the other outstanding actions. This range may be presented as part of an aggregate disclosure of the loss or range of possible loss in excess of amounts accrued related to your legal proceedings and contingencies.

Response

Amounts and Timing for Hormone Therapy (HT) Litigation Accruals

We apologize for any lack of clarity in our last response letter. We did not record an accrual as of December 31, 2010 for unresolved cases because we concluded, based on the limited amount and uncertainty of the information available to us at that time, that a loss in respect of unresolved cases was not probable and not estimable.

Confidential Treatment Requested by Pfizer Inc.

The accrual in the first quarter of 2011 for the minimum expected costs to resolve the outstanding HT claims resulted from an accumulation of events, circumstances and other factors, which we have described in detail below.

December 31, 2010 Information

At the time of the filing of our December 31, 2010 financial statements:

▪	With respect to verdicts (at the time of the filing of our December 31, 2010 financial statements):

Of the [***]3 HT cases that had been tried to verdict against Wyeth (Wyeth became a wholly owned subsidiary of Pfizer Inc. on October 15, 2009. Wyeth has been the lead and target defendant in a substantial portion of the HT litigation.):

-	[***]4 were verdicts for Wyeth, the defendant

-	[***]5 were verdicts for plaintiffs, with damages ranging from [***]6 million up to approximately [***]7 million (later reduced to [***]8 million)

Of the [***]9 adverse verdicts, [***]10 were entered against Wyeth prior to our acquisition of Wyeth and/or prior to Pfizer’s restructuring of Wyeth’s defense strategy. After Pfizer took control of Wyeth’s defense following the completion of the Wyeth acquisition, up until the filing of our December 31, 2010 consolidated financial statements, Wyeth won [***]11 of the [***]12 cases tried (including [***]13 of the last [***]14).

Importantly, we found that even for cases alleging similar types of injuries and taking place in the same jurisdiction with identical jury pools and similar rulings on pre-trial motions and evidentiary issues, there was no correlation between the similarity of these factors and the outcome. For example, in two seemingly similar cases, one resulted in a full defense verdict while the other resulted in a plaintiff’s verdict for [***]15 million in compensatory and punitive damages.

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▪	With respect to settled cases (at the time of the filing of our December 31, 2010 financial statements):

Of the approximately [***]16 HT cases that had been settled (including the very small number of trial-set cases settled prior to September 2010 and the higher number of opportunistic inventory settlements occurring in the fourth quarter of 2010), the settlements were very disparate, ranging from less than [***]17 to [***]18 million ([***]19 to [***]20 million for the trial-set case settlements and less than [***]21 to [***]22 for the inventory settlements).

[***]23

▪	With respect to unresolved cases (at the time of the filing of our December 31, 2010 financial statements):

[***]24

▪	With respect to pending key scientific rulings (at the time of the filing of our December 31, 2010 financial statements):

The importance of the science element of our HT litigation cannot be overstated. In 2010, the MDL court gave us the opportunity to seek key scientific rulings that had the potential to limit recovery for claims that are not supported by reliable scientific evidence. At the time of the filing of our December 31, 2010 financial statements, there were key motions that remained pending, the outcomes of which would have a substantial impact on the viability and outcome of what might be a significant percentage of pending cases. But we did not know how the court would rule on our motions and, equally important, we did not have sufficient information to determine the percentage of unresolved cases that could be impacted by the rulings.

In summary, we did not record an accrual as of December 31, 2010 for unresolved cases because we concluded, based on the limited amount and uncertainty of the information available to us at that time, that a loss in respect of unresolved cases was not probable and not estimable. Our conclusion resulted from: (i) the lack of sufficient information about the remaining unresolved cases, (ii) the inability to predict the potential impact of key pending scientific rulings, (iii) the disparity of verdict and settlement outcomes and (iv) the fact that we had not finalized or approved a settlement strategy for unresolved HT claims and were uncertain as to how the remaining unresolved cases would proceed.

April 3, 2011 Information

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In contrast, at the time of the filing of our April 3, 2011 financial statements, we determined that a loss was probable in respect of unresolved cases and that we then had sufficient basis to estimate the minimum expected costs to resolve all of the HT actions against us that had not been the subject of settlements, settlement agreements or verdicts.

Our assessment at the time of the filing of our April 3, 2011 financial statements was based on the following developments:

▪	We determined that a loss in respect of unresolved cases was probable:

-	Subsequent to the filing of our 2010 Form 10-K, we determined that it was probable that we would need to settle at least some cases. [***]25

-	Also, as a result of the above, subsequent to the filing of our 2010 Form 10-K, [***]26

▪	We determined that we had sufficient information to be able to reasonably estimate an amount that would represent the minimum expected costs to resolve all of the outstanding HT actions:

-
Subsequent to the filing of our 2010 Form 10-K, we had settled an additional [***]27 cases (bringing the total cases settled to approximately [***]28 or [***]29 of the total filed cases). As a result of these additional settlement events: (i) we observed that [***]30 and (ii) [***]31 (Note: The term inventory settlements excludes the settlements of individual trial-set cases).

-	[***]32

[***]33 regarding the products ingested, duration of use, type of cancer, timing of diagnosis and extent of injury and treatment. [***]34 This information is generally obtained through case-specific discovery, which as noted in our July 7, 2011 letter (pp. 7, 11 and 22) is a lengthy process, and is necessary for evaluating individual cases.

As a result of the above, [***]35 we concluded, based on the cumulative information available to us and [***]36, that a loss in respect of unresolved cases was probable and that we were able to reasonably estimate, and thus accrue, as of April 3, 2011, an amount representing the minimum expected costs to resolve all of the outstanding HT cases (as required by ASC 450-20-30-1).

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Our estimation process involved the following:

▪
We decided to disregard the verdicts and the one-off settlements of trial-set cases as they were limited in number and the disparities in outcomes were so pervasive as to render those verdicts and trial-set settlements inappropriate for consideration in this estimation process. (For the Staff’s reference, those cases represented less than 2% of the total resolved cases – as of the time of the filing of our April 3, 2011 financial statements, there had been [***]37 verdict cases and about [***]38 trial-set settlements).  Moreover, a number of the verdicts and trial-set settlements occurred prior to our acquisition of Wyeth and/or prior to our restructuring of Wyeth’s defense strategy and were based on a different defense approach and strategy as well as on a different view on how to evaluate and determine an appropriate settlement amount.  Accordingly, those pre-acquisition verdicts and trial-set settlements provide little guidance regarding the resolution of unresolved cases.

▪	We decided, instead, to use the information with respect to the settlement of inventory cases (about [***]39) in this estimation process, since:

-	The number of settled inventory cases was becoming more significant;

-
We had knowledge about a substantial portion of the approximate [***]40 of the total filed cases that had been settled at the time we filed our April 3, 2011 condensed consolidated financial statements, since those had been settled over the most recent six-month period;

-	Management determined, in consultation with legal counsel subsequent to the filing of our 2010 Form 10-K, [***]41 and

-	[***]42 which enhanced our confidence in the reliability of using these settlements in our estimation process.

▪	We decided to use a mix of qualitative and quantitative analysis to estimate the minimum expected costs to resolve all of the outstanding HT claims:

-	[***]43

-	[***]44

▪
We then performed a review of the results of both approaches to determine and understand the outcome of each, in relation to the other, and what we believed would be reasonable given the uncertainties and limited knowledge inherent in this type of litigation.

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[***]45  In addition, in our First Quarter 2011 Form 10-Q in Notes to Condensed Consolidated Financial Statements––Note 14. Legal Proceedings and Contingencies, we stated that our estimate is “… consistent with our current ability to quantify such future costs” and “… additional charges may be required in the future” (p. 18).

Given the complexity and the inherent uncertainty involved in developing estimates in general, we disclose in Notes to Consolidated Financial Statements––Note 1C. Significant Accounting Policies: Estimates and Assumptions in our 2010 Financial Report (page 57), the following:

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures … These estimates and underlying assumptions can impact all elements of our financial statements … It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Range of Possible Loss in Excess of Amounts Accrued for HT Litigation

We respectfully provide the following information to the Staff:

▪
As required by ASC 450-20-50-4 and as disclosed in Notes to Condensed Consolidated Financial Statements––Note 14. Legal Proceedings and Contingencies in our Second Quarter 2011 condensed consolidated financial statements in our Form 10-Q filed with the SEC on August 11, 2011:

-
We provided a statement that “we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these [HT] contingencies, given the uncertainties inherent in product liability litigation.” We also expressed our belief that “additional charges may be required in the future.” (pp. 27-28)

-
We provided the readers of our financial statements with an explanation as to why such an estimate could not be made: “Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate…” (p. 19)

▪	In our letter dated April 27, 2011 and/or our letter dated July 7, 2011, we have provided the Staff with the following:

-	A detailed (although not exhaustive) listing of variables that provides even greater context as to why we are unable to make a reasonable estimate in excess of amounts accrued for our contingencies;

-	A more detailed description of each of the four primary categories of principal matters disclosed in our financial statements, with more details about the complexities impacting each category;

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-
An explanation as to why there is not always a direct correlation between stage-of-litigation/length-of-time-pending and management’s ability to make a reasonable estimate of the possible loss in excess of amounts accrued; and

-	Specific information about our inability to estimate a possible loss in excess of amounts accrued for the HT matter.

[***]46

[***]47

[***]48

[***]49

For the reasons explained below, we have no reasonable basis to incorporate all of these complicating factors (the different types of claims, all different types of outcomes, and the impact of pending key scientific rulings) and, as a result, we are not able to estimate the range of reasonably possible loss in excess of amounts accrued:

▪	Litigation outcomes will depend heavily on scientific information, which is highly uncertain and evolving.

-
The science concerning the issue of causation is constantly evolving in the medical profession. Although HT cases have been outstanding in excess of five years, as recently as April 2011, significant scientific findings were being published in the Journal of the American Medical Association. While over time our knowledge of HT cases has increased somewhat, we still do not have sufficient information regarding the unresolved cases that would allow us to effectively determine what percentage of the unresolved cases involves causation-specific factors.

-
The MDL court’s approach to key scientific motions appears to indicate a judicial recognition of the evolving nature of the science. Here, too, although HT cases have been outstanding in excess of five years, MDL court rulings on key scientific matters are still pending and, of course, we do not know how the court will rule on our motions. [***]50

▪	We are currently facing approximately [***]51 unresolved cases, approximately [***]52 of which involve breast cancer.

-	There are multiple risk factors associated with breast cancer and the cause for the vast majority of breast cancers is not known.

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-
Based on the complexity of the science and our experience with the issue of causation, we know that the breast-cancer population is not homogenous and should not be treated as such. The underlying facts can differ significantly from case to case.

-
Although the quantity and quality of information known to us improved since the filing of our December 31, 2010 financial statements on Form 10-K, [***]53 Moreover, as explained above, we continue to have only limited information regarding [***]54.

▪	For the approximately [***]55 cases that have been resolved to date (either by verdict or settlement):

-	[***]56

-	Our historical experience with trial-set settlements [***]57.

-	[***]58

-	[***]59

▪
We intend to continue to try cases. While we expect additional settlements on terms we consider favorable and opportune, we also expect and intend to try cases to verdict. While we have been successful in our recent trial efforts, having won [***]60 of the last [***]61 cases taken to verdict, trial results are unpredictable, and disproportionate or unexpected verdicts are possible. Further, adverse trial verdicts are almost always appealed and are sometimes reversed.

As such, for the reasons explained, we have not provided a range of reasonably possible loss in excess of amounts accrued for the HT litigation for any reporting period because we believe that we do not have sufficient basis for making such an estimate. As required, we will continue to monitor our litigation portfolio and, if we determine in the future that we can provide an estimated range of possible loss in excess of amounts accrued, we will do so.

4.
The disclosure in this footnote and under “Item 1. Legal Proceedings” appears to be abbreviated in comparison to year end. Please tell us how your current disclosures comply with Rule 10-01(a)(5) of Regulation S-X which indicates that Registrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies. It further indicates that where material contingencies exist, disclosure of such matters shall be provided even though a significant change since year end may not have occurred.

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Response

In response to the Staff’s comment, in our quarterly report on Form 10-Q for the period ended July 3, 2011 filed with the SEC on August 11, 2011, we have provided full disclosure with respect to legal proceedings and contingencies even if a significant change since year-end may not have occurred. We will continue to do so in all future interim filings.

We had provided abbreviated disclosures in our Form 10-Qs in the past with respect to our legal proceedings and contingencies, as our year-end disclosures run close to 14 pages and we believe that material updates provide more clarity for readers of our financial statements. And, in our periodic SEC reports, we have clearly stated that we do not believe that any of our legal proceedings or contingencies will have a material adverse effect on our financial position, but that they could have a material impact on our results of operations in any particular period, if and when accruals are required. We also advised the readers of our financial statements on Form 10-Q that the material updates should be read in conjunction with the most recent Form 10-K.

***

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Please do not hesitate to contact me at 212-733-3222 with any questions or comments you may have.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:           W. Don Cornwell
Chair – Audit Committee of the Board of Directors, Pfizer Inc

Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Amy Schulman
Executive Vice President and General Counsel

Larry P. Bradley
Partner – KPMG LLP